

Mail Stop 4720                                           April 25, 2011

Mr. Eric W. Evans
Chief Financial Officer
Patheon, Inc.
4721 Emperor Boulevard, Suite 200
Durham, North Carolina 27703

>    **Re:**    **Patheon, Inc.**
>             **Form 10-12G**
>             **Amendment filed April 13, 2011**
>             **File No. 000-54283**

Dear Mr. Evans:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15.  Financial Statements and Exhibits

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

15.  Income Taxes, page F-34

1. You added the following disclosure on page F-51 as a result of comment 27: "Permanent foreign differences reconciling expected income tax expense (recovery) using statutory tax rates to the provision for income taxes were primarily employee costs, salary and benefits that are not deductible in Italy and France for regional income tax expense, offset by the recognition of research and development tax credits in the United Kingdom."  Tell us why these two items are not disaggregated in the rate reconciliation under both Canadian and US GAAP and Rule 4-08(h) of Regulation S-X.

2. Tell us why using combined corporate tax rates rather than a single statutory rate as a starting point in the rate reconciliation complies with Canadian and US GAAP.

Note 21.  Additional Disclosures Required Under U.S. Generally Accepted Accounting Principles

Income Taxes, page F-51

3. Quantify each US GAAP reconciling item (c) and (e) separately on cost of sales and income taxes in the 2010 statement of operations on page F-42.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Peklenk, Staff Accountant at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters.  Please contact John Krug, Senior Counsel at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director